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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2018

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Introduces the Most Disruptive and Technologically Advanced Aircraft into the Midsize and Super-midsize Categories; The Praetor 500 and Praetor 600 Business Jets

Orlando, Florida, October 14, 2018 – Embraer today introduced the new Praetor 500 midsize and Praetor 600 super-midsize business jets during a company event at Orlando Executive Airport, where the 2018 National Business Aviation Association’s Business Aviation Convention and Exhibition (NBAA-BACE) will be held from October 16-18. The new Praetor 500 and Praetor 600 will be on static display during NBAA-BACE.

“The Praetor 500 and Praetor 600 are the disruptive aircraft for the entrepreneur, for the pioneer, for the innovator,” said Michael Amalfitano, President & CEO, Embraer Executive Jets. “The Praetors are aircraft certainly in keeping with their name, leading the way in redefining the characteristics of what a midsize and super-midsize aircraft deliver to the market. The introduction of these aircraft support our vision of fascinating our customers and providing them with superior value and the best experience in the industry."

The Praetor jets will introduce unprecedented range into their categories. The Praetor 600 will be the farthest-flying super-midsize business jet, which allows nonstop flights between London and New York. The Praetor 500 will be the fastest midsize aircraft, capable of reaching Europe from the west coast of the U.S. with a single stop. With four passengers and NBAA IFR Reserves, the Praetor 600 will have an intercontinental range of 3,900 nautical miles (7,223 km) and the Praetor 500 will lead the midsize class with a continental range of 3,250 nautical miles (6,019 km).

“The new Praetor 500 and Praetor 600 will be the most disruptive and technologically advanced aircraft to enter the midsize and super-midsize categories,” said Luciano Froes, Senior Vice President, Marketing, Embraer Executive Jets. “Different by design and disruptive by choice, these new aircraft will deliver the ultimate customer experience with an unparalleled combination of performance, comfort and technology.”

Advanced technology also abounds throughout the cabin beginning with the industry-exclusive Upper Tech Panel that displays flight information and offers cabin management features also available on personal devices through Honeywell Ovation Select. High-capacity high-speed connectivity for all aboard is available through Viasat’s Ka-band with speeds of up to 16Mbps and IPTV, another industry-exclusive in midsize and super-midsize business jets.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Being the only midsize and super-midsize business jets with full fly-by-wire technology and active turbulence reduction, passengers will enjoy the smoothest possible flight, complemented by a best-in-class 5,800-foot cabin altitude for ultimate passenger comfort. To celebrate these new aircraft, Embraer is also introducing the new premium style Bossa Nova interior edition.

“Inspired by our Brazilian heritage, the Bossa Nova interior will delight Praetor customers with its distinctively elegant ambience,” said Jay Beever, Vice President, Interior Design, Embraer Executive Jets. “With personal comfort as the key design driver, the Embraer DNA Design will render an unparalleled passenger experience in the Praetor jets. Upon the foundation of ergonomics and superior craftsmanship, each customer’s personal design style will be reflected throughout the cabin.”

The Praetor jets feature the state-of-the-art Rockwell Collins ProLine Fusion flight deck with the industry-first vertical weather display, air-traffic-control-like situational awareness with ADSB-IN, and predictive wind shear radar capability. The Praetor cockpits will also offer options that include the Embraer Enhanced Vision System (E2VS) with a Head-up Display (HUD) and an Enhanced Video System (EVS), an Inertial Reference System (IRS) and a Synthetic Vision Guidance System (SVGS).

The Praetor jets are currently under development with two Praetor 600 prototypes in flight tests as well as one production-conforming aircraft, and one production-conforming Praetor 500 in its maturity campaign. The Praetor 600 is expected to be certified and enter service in the second quarter of 2019, followed by the Praetor 500 in the third quarter of 2019.

Link to images: https://eej.imagerelay.com/sb/eef311af-3cef-479e-be7f-e473e4bad2fb/the-new-praetor-500-praetor-600-bossa-nova-edition

About the Praetor 500

The Praetor 500 is the most disruptive and technologically advanced aircraft to enter the midsize category, delivering the ultimate customer experience with an unparalleled combination of performance, comfort and technology. The Praetor 500 will be the fastest midsize aircraft, capable of reaching Europe from the west coast of the U.S. with a single stop. With four passengers and NBAA IFR Reserves, the Praetor 500 will lead the midsize class with a continental range of 3,250 nautical miles (6,019 km) with the highest payload capacity in its class, delivering maximum range capability.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Being the only midsize business jet with full fly-by-wire technology and active turbulence reduction, passengers will enjoy the smoothest possible flight in a best-in-class 6-foot-tall flat-floor cabin, complemented by an unmatched 5,800-foot cabin altitude for ultimate passenger comfort. The Embraer DNA Design of the cabin includes four fully reclining club seats may be berthed into two beds for complete rest. The cabin includes a refreshment center at the entrance, a rear private lavatory with a vacuum toilet and an in-flight-accessible baggage area. The total baggage space is the largest in the midsize category.

Advanced technology also abounds throughout the cabin beginning with the industry-exclusive Upper Tech Panel that displays flight information and offers cabin management features also available on personal devices through Honeywell Ovation Select. Gogo AVANCE L5 and high-capacity high-speed connectivity for all aboard is available through Viasat’s Ka-band with speeds of up to 16Mbps and IPTV, another industry-exclusive among midsize business jets. An optional in-flight entertainment system consists of a high-definition video system, surround sound, and multiple audio and video input options.

The Praetor 500 features the state-of-the-art Rockwell Collins Pro Line Fusion avionics suite with four 15.1-inch high-resolution LCD displays, and paperless operations capability, with graphical flight planning and industry-first vertical weather display, air-traffic-control-like situational awareness with ADSB-IN, and predictive wind shear radar capability, in addition to Jeppesen charts and maps as well as an Inertial Reference System (IRS) and a Synthetic Vision Guidance System (SVGS). The optional Embraer Enhanced Vision System (E2VS) features a Head-up Display (HUD) and an Enhanced Video System (EVS). The Praetor 500 is powered by two advanced, fuel-efficient Honeywell HTF 7500E turbofan engines, the greenest in their class.

About the Praetor 600

The Praetor 600 is the most disruptive and technologically advanced aircraft to enter the super-midsize category, delivering the ultimate customer experience with an unparalleled combination of performance, comfort and technology. The Praetor 600 will be the farthest-flying super-midsize business jet, which allows nonstop flights between London and New York. With four passengers and NBAA IFR Reserves, the Praetor 600 will have an intercontinental range of 3,900 nautical miles (7,223 km) with the highest payload capacity in its class, delivering maximum range capability.

Being the only midsize business jet with full fly-by-wire technology and active turbulence reduction, passengers will enjoy the smoothest possible flight in a best-in-class 6-foot-tall flat-floor cabin, complemented by an unmatched 5,800-foot cabin altitude for ultimate passenger comfort. The Embraer DNA Design of the cabin includes eight fully reclining club seats may be berthed into four beds for complete rest. The cabin includes a refreshment center at the entrance, a rear private lavatory with a vacuum toilet and an in-flight-accessible baggage area. The total baggage space is the largest in the super-midsize category.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Advanced technology also abounds throughout the cabin beginning with the industry-exclusive Upper Tech Panel that displays flight information and offers cabin management features also available on personal devices through Honeywell Ovation Select. Gogo AVANCE L5 and high-capacity high-speed connectivity for all aboard is available through Viasat’s Ka-band with speeds of up to 16Mbps and IPTV, another industry-exclusive among midsize business jets. An optional in-flight entertainment system consists of a high-definition video system, surround sound, and multiple audio and video input options.

The Praetor 600 features the state-of-the-art Rockwell Collins Pro Line Fusion avionics suite with four 15.1-inch high-resolution LCD displays, and paperless operations capability, with graphical flight planning and industry-first vertical weather display, air-traffic-control-like situational awareness with ADSB-IN, and predictive wind shear radar capability, in addition to Jeppesen charts and maps as well as an Inertial Reference System (IRS) and a Synthetic Vision Guidance System (SVGS). The optional Embraer Enhanced Vision System (E2VS) features a Head-up Display (HUD) and an Enhanced Video System (EVS). The Praetor 600 is powered by two advanced, fuel-efficient Honeywell HTF 7500E turbofan engines, the greenest in their class.

About Embraer Executive Jets

Embraer is one of the world’s leading executive jet manufacturers, having entered the business aviation market in 2000 with the Legacy jet, which led to the launch of Embraer Executive Jets in 2005. Its portfolio, among the broadest in the market, consists of the entry-level Phenom 100 and the light Phenom 300E jet, the medium cabin Legacy 450 and Legacy 500, the midsize Praetor 500 and super-midsize Praetor 600, the large Legacy 650E, and the ultra-large Lineage 1000E. Embraer Executive Jets’ global fleet exceeds 1,200 aircraft, which are in operation in more than 70 countries and are supported by the Company’s global Customer Support and Services network of over 70 owned and authorized service centers, complemented by a 24/7 Contact Center, at its headquarters, in Brazil.

For more information, visit www.embraerexecutivejets.com.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Follow us on Twitter: @Embraer

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2018

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer